Exhibit 21.1

LIST OF SUBSIDIARIES OF ARC GROUP WORLDWIDE, INC.

As of June 30, 2017

Legal Entity	State or Country of Incorporation or Organization

FloMet LLC	Delaware
General Flange & Forge LLC	Delaware
Advanced Forming Technology, Inc.	Colorado
AFT-Hungary Kft.	Hungary
ARC Metal Stamping, LLC	Delaware
3D Material Technologies, LLC	Delaware
Thixoforming LLC	Colorado
Advance Tooling Concepts, LLC	Colorado
Quadrant Metals Technologies LLC	Delaware